SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month ended March 31, 2003

File No. 0-49754

Consolidated Global Minerals Ltd.
(Translation of registrant’s name into English)

1280 – 625 Howe Street Vancouver BC V6C 2T6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    X       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____            No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached hereto as an exhibit to this Form 6-K are the Registrant's Financials dated:

December 31, 2003

The document set forth as an exhibit to this Form 6-K is incorporated herein by reference.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Consolidated Global Minerals Ltd.

	By:	/s/ George W. Heard
George W.Heard
President

Date: March 31, 2003

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of :	X	Schedule A
Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER:	Consolidated Global Minerals Ltd.

ISSUER ADDRESS:	#1280 - 625 Howe Street
Vancouver, B.C. V6C 2T6

ISSUER PHONE NUMBER:	(604) 632-0085

ISSUER FAX NUMBER:	(604) 684-7377

CONTACT PERSON:	George W. Heard

CONTACT POSITION:	Director

CONTACT TELEPHONE NUMBER:	(604) 632-0085

CONTACT E-MAIL ADDRESS:	info@cgminerals.com

WEB SITE ADDRESS:	www.cgminerals.com

FOR QUARTER ENDED:	December 31, 2002

DATE OF REPORT(YY/MM/DD):	03/03/03

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

George W. Heard	/s/ GEORGE W. HEARD	03/03/03
DIRECTOR’S NAME	SIGN(TYPED)	DATE SIGNED (YY/MM/DD)

Stuart J. Tennant	/s/ STUART J. TENNANT	03/03/03
DIRECTOR’S NAME	SIGN(TYPED)	DATE SIGNED (YY/MM/DD)

(Signatures should be entered in TYPED from in quotations)

CONSOLIDATED GLOBAL MINERALS LTD.

INTERIM FINANCIAL STATEMENTS

DECEMBER 31, 2002

(Unaudited - See Notice to Reader)

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 - 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE; 604-688-2850
FAX: 604-688-2777

NOTICE TO READER

We have compiled the interim balance sheet of Consolidated Global Minerals Ltd. as at December 31, 2002 and the interim statements of operations and deficit, cash flows, mineral interests, and deferred exploration expenditures for the three and six months ended December 31, 2002 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	/s/ BEAUCHAMP & COMPANY
March 3, 2003	Chartered Accountants

CONSOLIDATED GLOBAL MINERALS LTD.
BALANCE SHEETS
AS AT DECEMBER 31, 2002 AND JUNE 30, 2002
(Unaudited - See Notice to Reader)

		(Audited)
	Dec. 31,	June 30,
	2002	2002
ASSETS
Current Assets
Cash	$122,900	$152,985
Marketable securities (Note 1)	4,000	4,880
Subscriptions receivable (Note 6b))	-	100,000
GST receivable	600	5,710
Prepaid expenses	395	12,532

	127,895	276,107
Capital Assets (Note 3)	3,971	4,642
Mineral Interests (Statement) (Note 4)	481,791	431,749
Deferred Exploration Expenditures (Statement)	724,451	615,581

	$1,338,108	$1,328,079

LIABILITIES
Current Liabilities
Accounts payable and accruals	$21,993	$58,772
Due to director (Note 5)	46,080	131,011
Option payments payable (Note 4)	102,154	141,401
Liability to issue shares (Note 4g))	-	88,000

	170,227	419,184

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)	4,273,547	3,939,410
Deficit	(3,105,666)	(3,030,515)

	1,167,881	908,895

	$1,338,108	$1,328,079

Approved By The Directors:

/s/ GEORGE W. HEARD               Director

/s/ STUART J. TENNANT             Director

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001
(Unaudited - See Notice to Reader)

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2001	2002	2001

Operating And Administrative Expenses
Consulting fees	$-	$12,670	$-	$18,670
General and administration	3,873	5,257	6,696	8,284
Interest, bank charges and
foreign exchange	117	103	1,238	317
Investor relations	2,262	5,834	2,536	3,293
Management fees (Note 7)	7,500	7,500	15,000	15,000
Professional fees (Note 7)	2,792	2,550	7,912	9,370
Rent	1,800	6,150	8,070	12,311
Site investigation	-	-	10,392	1,940
Transfer agent and regulatory fees	4,755	2,433	6,011	3,119
Travel and accommodation	11,505	7,474	22,932	17,530

	34,604	49,971	80,787	89,834

Net Loss Before Undernoted Items	(34,604)	(49,971)	(80,787)	(89,834)
Other Items
Gain on sale of marketable securities	-	-	5,355	-
Interest income	217	700	281	1,905
Write down of marketable securities	-	-	-	(8,000)

Net Loss	(34,387)	(49,271)	(75,151)	(95,929)
Deficit, Beginning Of Period	(3,071,279)	(2,887,330)	(3,030,515)	(2,840,672)

Deficit, End Of Period	$(3,105,666)	$(2,936,601)	$(3,105,666)	$(2,936,601)

Loss Per Share (Note 1)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001
(Unaudited - See Notice to Reader)

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Cash Provided By (Used For):	2002	2001	2002	2001

Operating Activities
Net loss	$(34,387)	$(49,271)	$(75,151)	$(95,929)
Items not requiring (providing) cash:
Foreign exchange loss	-	-	1,076	-
Gain on sale of marketable securities	-	-	(5,355)	-
Write down of marketable securities	-	-	-	8,000
Depreciation	335	476	671	952
Net change in non-cash working
capital items	25,363	16,584	28,038	67,530

Cash used for operating activities	(8,689)	(32,211)	(50,721)	(19,447)

Investing Activities
Proceeds from sale of marketable securities	-	-	6,235	-
Proceeds from sale of mineral interests	10,000	-	10,000	-
Payment of mineral interest costs	(3,591)	-	(3,591)	-
Payment of exploration expenditures	(53,496)	(54,090)	(92,008)	(207,877)

Cash used for investing activities	(47,087)	(54,090)	(79,364)	(207,877)

Financing Activities
Issuance of special warrants for cash	-	-	-	100,000
Issuance of share capital for cash	-	-	100,000	-

Cash provided by financing activities	-	-	100,000	100,000

Decrease In Cash	(55,776)	(86,301)	(30,085)	(127,324)
Cash, Beginning Of Period	178,676	242,393	152,985	283,416

Cash, End Of Period	$122,900	$156,092	$122,900	$156,092

Supplemental Information
Issuance of share capital for non-cash consideration:
Mineral interest costs	$88,000	$-	$88,000	$-
Shares for debt	246,137	-	246,137	-

	$334,137	$-	$334,137	$-

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
STATEMENTS OF MINERAL INTERESTS
AND DEFERRED EXPLORATION EXPENDITURES
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002
AND FOR THE YEAR ENDED JUNE 30, 2002
(Unaudited - See Notice to Reader)

		(Audited)
	Dec. 31,	June 30,
Mineral Interests	2002	2002

Louise Copper, BC	$1	$1
Jen 1-3, NWT	1	1
Tuya Coal Licenses, BC	101,591	98,000
Dome, Ontario	7,100	17,100
Tunisia
Djebba	85,857	53,600
Fej Lahdoum	56,459	56,459
Koudiat El Louatia	119,960	119,960
Ouled Moussa	110,822	86,628

	$481,791	$431,749

Deferred Exploration Expenditures
Tuya coal licenses, BC
Balance, beginning of period	$-	$-
Geological	1,000	-

Balance, end of period	1,000	-

Dome, Ontario
Balance, beginning of period	2,500	-
Geological	1,000	-
Reports and maps	-	2,000
Sundry	1,691	-
Surveying	2,400	-
Travel	2,148	500

Balance, end of period	9,739	2,500

Fej Lahdoum
Balance, beginning of period	341,616	182,115
Camp	-	1,058
Geological and geophysical	23,850	93,862
Permits and licenses	2,878	1,660
Reports and maps	4,500	40,421
Sundry	154	5,605
Travel	220	16,895

Balance, end of period	373,218	341,616

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
STATEMENTS OF MINERAL INTERESTS
AND DEFERRED EXPLORATION EXPENDITURES
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002
AND FOR THE YEAR ENDED JUNE 30, 2002
(Unaudited - See Notice to Reader)

		(Audited)
	Dec. 31,	June 30,
	2002	2002

Deferred Exploration Expenditures (Cont’d)

Djebba
Balance, beginning of period	138,131	12,460
Assays	-	1,324
Camp	-	1,058
Geological and geophysical	23,850	94,762
Permits and licenses	-	1,660
Reports and maps	-	4,367
Sundry	154	5,605
Travel	25	16,895

Balance, end of period	162,160	138,131

Koudiat El Louatia
Balance, beginning of period	66,667	24,000
Geological and geophysical	22,500	42,581
Reports and maps	-	86

Balance, end of period	89,167	66,667

Ouled Moussa
Balance, beginning of period	66,667	24,000
Geological and geophysical	22,500	42,581
Reports and maps	-	86

Balance, end of period	89,167	66,667

	$724,451	$615,581

See accompanying notes.

     CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

1.	Nature Of Operations And Significant Accounting Policies

The Company was incorporated on July 24, 1989 as 406090 Alberta Inc. and on January 16, 1992 changed its name from Gregory Exploration Ltd. to Global Mineral & Chemical Ltd. On December 22, 1998 the Company then changed its name to Consolidated Global Minerals Ltd. The common shares of the Company are listed for trading on the TSX Venture Exchange (“TSX”).

The Company’s major activity is the acquisition and exploration of mineral interests. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of amounts shown for mineral interests and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities, and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company’s interim financial statements are presented on a going concern basis, which assume that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Measurement Uncertainty

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the interim financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The amounts recorded for impairment of mineral interests and their related deferred exploration expenditures and the provision for future site restoration and abandonment costs are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the interim financial statements of future changes in such estimates could be material.

Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currency are translated at the period end rates of exchange. All other assets and liabilities are translated at the rate prevailing on the dates the assets were acquired, or the liabilities were incurred. Revenues and expenses are translated at the average rate of exchange for the period. Translation gains and losses for the period are included in the interim statement of operations.

     CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

1.	Nature Of Operations And Significant Accounting Policies (Cont’d)

Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

				Market	Market
			Cost Of	Value Of	Value Of
			Securities	Securities	Securities
Name Of	Class Of		Dec. 31,	Dec. 31,	June 30,
Issuer	Security	Quantity	2002	2002	2002
Hyder Gold Inc.	Common shares	5,000	$-	$-	$450
Rocky Mountain
Energy Corp.	Common shares	1,600	-	-	6,400
Bravo Venture
Group Inc.	Common shares	28,571	4,000	2,857	3,429

			$4,000	$2,857	$10,279

Mineral Interests And Deferred Exploration Expenditures

The cost of mineral interests and their related deferred exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred expenditures will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned. Mineral interest option payments are recorded when receivable and are charged against the related mineral interests’ costs.

Cost includes the cash consideration and the fair market value of shares issued on the acquisition of mineral interests. The recorded costs of mineral interests and deferred exploration expenditures represent costs incurred and are not intended to reflect present or future values. The Company does not accrue the estimated future costs of maintaining its mineral interests in good standing.

The Company reviews capitalized costs on its mineral interests on a periodic basis, or annually, and will recognize an impairment in value based upon current exploration or production results, if any, and upon managements’ assessment of the future probability or profitable revenues from the interests or from sale of the interests. Managements’ assessment of the interests’ estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

1.	Nature Of Operations And Significant Accounting Policies (Cont’d)

Mineral Interests And Deferred Exploration Expenditures (Cont’d)

Although the Company has taken steps to verify title to mineral interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements of transfers and may be affected by undetected defects.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against operations over the estimated remaining life of the related business operation, net of expected recoveries.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the interim financial statements carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

1.	Nature Of Operations And Significant Accounting Policies (Cont’d)

Stock-Based Compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to an approved stock option plan. Effective July 1, 2002, the Company adopted the recommendations of the new Canadian Institute of chartered Accountants’ handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the interim financial statements of either the current period or prior period presented.

Loss Per Share

Loss per share data is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the period. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

2.	Financial Instruments

The Company’s financial instruments consist of cash, marketable securities, GST receivable, amounts payable and accruals, and an amount due to a director. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The carrying values of the financial instruments approximate their fair values, due to the relatively short period to maturity of these instruments.

         CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

3.	Capital Assets

					(Audited)
					June 30,
	December 31, 2002				2002

			Accumulated	Net Book	Net Book
	Rate	Cost	Depreciation	Value	Value

Computer equipment	30%	$9,966	$6,436	$3,530	$4,152
Office equipment	20%	852	411	441	490

		$10,818	$6,847	$3,971	$4,642

Capital assets are recorded at cost and are depreciated using the declining balance method at the rates disclosed above. In the period of acquisition, one half of the rate is applied, and in the period of disposal no depreciation is claimed.

4.	Mineral Interests

	a)	Louise Copper

By agreement dated January 16, 1995 the Company entered into an option to acquire a 100 percent interest, subject to a 4 percent net smelter return (NSR) royalty, in thirteen mineral claims comprising 184 units located in the Omineca Mining Division, British Columbia. As at December 31, 2002 the Louise Copper property consists of four mineral claims comprising 64 units. Subsequent amending agreements require annual minimum royalty payments of $100,000, payable in two equal instalments of $50,000, each commencing April 16, 2001 and continuing each and every six months thereafter. During the year ended June 30, 2001, the Company entered into an agreement with the optioner to extend the April and October payments to July 1, 2002 and October 16, 2002, respectively. These payments have not been made by the Company, and thus has allowed this agreement to lapse.

	b)	Jen 1-3

By an agreement dated May 27, 1996, the Company entered into an option to acquire a 100 percent interest, subject to a 2 percent net smelter return (NSR) royalty and a 4 percent gross overriding royalty (GORR), in what now consist of three mineral claims located in the Northwest Territories. Subsequent amending agreements have deferred the required annual minimum royalty payments of $50,000 to July 2, 2002.

During the year ended June 30, 2002, the Company granted an option to an unrelated junior resource company for it to earn up to a 70% interest in the Jen claims. As consideration, the Company received $1,000 U.S. on signing the agreement. Pursuant to the agreement, the optionee is required to incur exploration expenditures of $75,250 U.S. on the property to November 30, 2004. In addition, this agreement stipulated that all annual minimum royalty payments due as at the date of the agreement, and those occurring subsequent to the date

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

4.	Mineral Interests (Cont’d)

	b)	Jen 1-3 (Cont’d)

of the agreement until December 31, 2003, be deferred until December 31, 2003. As at December 31, 2003, total deferred annual minimum royalty payments of $200,000 will be due and payable.

The Company may purchase up to 2 percent of the GORR and 1 percent of the NSR for consideration of $1,000,000 for each 1 percent of the GORR and for each ½ percent of the NSR.

	c)	Fej Lahdoum

By an agreement dated July 30, 1999, the Company entered into an option to acquire a 100 percent undivided interest in 180 square km of mineral lands in the Zone des Dome of Northern Tunisia, described as the Fej Lahdoum - Ain Jemmala Project. The Company will have the option to acquire the property free and clear of all charges and encumbrances whatsoever, other than an ongoing royalty of $1.00 U.S. per tonne of ore mined. During the period ended December 31, 2002, the Company entered into an amended option agreement which increased the ongoing royalty to $2.00 U.S. per tonne of ore mined. In order to exercise the option, the Company issued 100,000 common shares and is required to make payments as follows:

• $5,000 U.S. upon the execution of the agreement (paid);
                •     $10,000 U.S. twelve months following the approval date (paid);
                •     $15,000 U.S. twenty-four months following the approval date(paid);
                •     $20,000 U.S. thirty-six months following the approval date;
• $25,000 U.S. forty-eight months following the approval date.

	d)	Djebba

On March 3, 2000, an assignment agreement was signed with a third party whereby the third party assigned to the Company an option to acquire a 100 percent undivided interest in 16 square km of lands in Northern Tunisia described as the Djebba Project. As consideration for the assignment agreement, the Company issued 200,000 common shares to the third party at the fair market value price of $0.15 per share after receiving acceptance from the Canadian Venture Exchange (“CDNX”). The Company will have the option to acquire the property free and clear of all charges and encumbrances whatsoever other than a 2% net smelter return royalty (“NSR”). The NSR requires annual advance royalty payments of $25,000 U.S. commencing July 15, 2005. The Company has the option to purchase 1 percent of the NSR for consideration of $1,000,000 U.S. During the period ended

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

4.	Mineral Interests (Cont’d)

	d)	Djebba (Cont’d)

December 31, 2002, the Company entered into an amended option agreement which deletes the NSR. In its place, the Company, upon reaching a production decision, will grant the optionee a royalty equal to $2.00 U.S. per tonne of ore mined. In order to exercise the option, the Company, subject to the terms of the exploration permit, is required to pay $100,000 U.S. and to a complete $500,000 U.S. of work over a five year period.

	e)	Koudiat El Louatia

On December 19, 2000, the CDNX accepted for filing an option agreement signed by the Company November 10, 2000 detailing an option to acquire a 50% interest in a four square kilometre tract of mineral lands in the Zone des Nappes area of Northwestern Tunisia described as the Koudiat El Louatia property. The Company will have the option to acquire 50% of the property free and clear of all charges and encumbrances whatsoever, other than an ongoing 2% net smelter return royalty (“NSR”). The Company has the option to purchase 50% of the NSR for consideration of $1,000,000 U.S. During the period ended December 31, 2002, the Company entered into an amended option agreement which deletes the NSR. In its place, the Company, upon reaching a production decision, will grant the optioner a royalty equal to $2.00 U.S. per tonne of ore mined. In order to exercise the option, the Company, subject to the terms of the exploration permit, must issue 200,000 common shares (issued), pay $5,000 U.S. on execution (paid), and make additional payments totalling $45,000 U.S. twelve months following the CDNX approval date.

	f)	Ouled Moussa

On December 19, 2000, the CDNX accepted for filing an option agreement signed by the Company November 15, 2000 granting the Company an option to acquire a 100% interest in a sixteen square kilometre tract of mineral lands in the Zone des Domes area of northwestern Tunisia described as the Ouled Moussa property. The Company will have the option to acquire the property free and clear of all charges and encumbrances whatsoever, other than a 2% NSR. The NSR requires annual advance royalty payments of $25,000 U.S. commencing November 15, 2005. The Company has the option to purchase 50% of the NSR for consideration of $1,000,000 U.S. During the period ended December 31, 2002, the Company entered into an amended option agreement which deletes the NSR. In its place, the Company, upon reaching production decision, will grant the optionee a royalty equal to $2.00 U.S. per tonne of ore mined. In order to exercise the option, the Company, subject to the terms of the exploration permit, must issue 300,000 common shares (issued), pay $5,000 U.S. on execution (paid), and make additional payments totalling $70,000 U.S. over four years following the date of the agreement.

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

4.	Mineral Interests (Cont’d)

	g)	Tuya Coal Licenses

On May 15, 2002, the TSX consented to the filing of a purchase agreement signed by the Company April 15, 2002, between the Company and Mayan Minerals Ltd. Mayan Minerals Ltd. is controlled by the brother of the President of the Company. The Company has acquired a 50% interest in two coal licenses located in the Cassiar Land District of British Columbia known as the Tuya 1 and Tuya 2 coal licenses. Consideration paid by the Company for the purchase is $10,000 and the issuance of 800,000 common shares of the Company. These shares were issued by the Company during the period ended December 31, 2002 as disclosed in note 6 b) to the interim financial statements.

	h)	Dome

On May 29, 2002, the TSX consented to the filing of an option agreement signed by the Company May 16, 2002, granting the Company an option to acquire a 100% interest, subject to a 2% NSR, in six contiguous mineral claims encompassing an area of approximately 600 acres located in the Red Lake Mining District of northwestern Ontario, described as the Dome Claims. In order to exercise this option, the Company shall issue 100,000 common shares (issued), pay the optioner $5,000 (paid), and make additional payments totalling $95,000 and incur $165,000 in exploration activities over four years following the consent date of the agreement. The Company may purchase 50% of the NSR for the sum of $1,000,000. In addition, the Company paid a finder’s fee of 10,000 common shares with respect to this transaction.

During the period ended December 31, 2002, the Company signed an agreement to sell a minimum of a 60% interest in the Dome Claims for $40,000 in cash over a four year period. Pursuant to the agreement, the purchaser will honour the Company’s option payment and exploration expenditure obligations over the four year period of the Company’s option agreement. In addition, the purchaser has been granted the right from the Company to purchase 50% of the NSR for the sum of $1,000,000. This sale agreement received regulatory consent subsequent to December 31, 2002.

5.	Due To Director

The balance due to a director of the Company represents unpaid consulting fees, management fees, and expense reimbursements. During the period ended December 31, 2002, $117,584 of this balance was settled by the Company via the issuance of 1,175,840 common shares at $0.10 per share, as disclosed in note 6 b) to the interim financial statements. The balance is unsecured, non-interest bearing, and has no set terms of repayment.

         CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

6.	Share Capital

	a)	Authorized

An unlimited number of common shares without par value An unlimited number of preferred shares without par value

	b)	Common Shares Issued

		Price	Number
Consideration	Type Of Issue	Per Share	Of Shares	Amount
Balance, June 30, 2001			10,626,310	$3,227,310
Issued during the year:
Special warrants	Conversion	$0.10	5,000,000	500,000
Cash Ex.	S.P. warrants	$0.10	1,000,000	100,000
Obligation	Property payment	$0.11	100,000	11,000
Obligation	Finder’s fee	$0.11	10,000	1,100
Cash	Private placement	$0.10	1,000,000	100,000

Balance, June 30, 2002			17,736,310	3,939,410
Issued during the period:
Obligation	Property payment	$0.11	800,000	88,000
Obligations	Debt settlement	$0.10	2,461,370	246,137

Balance, December 31, 2002			20,997,680	$4,273,547

Proceeds from the private placement shares issued in June 2002 were received by the Company in July 2002.

c)	Stock Options

As at December 31, 2002 the Company has the following stock options outstanding:

		(Audited)
Exercise		Balance				Balance
Price Per	Expiry	June 30,			Expired/	Dec. 31,
Share	Date	2001	Issued	Exercised	Cancelled	2002
$0.10	June 4, 2004	410,000	-	-	-	410,000
$0.10	June 19, 2006	490,000	-	-	-	490,000
$0.10	Sept. 19, 2007	-	250,000	-	-	250,000

		900,000	250,000	-	-	1,150,000

Subsequent to December 31, 2002, the Company concluded stock option agreements with employees, directors and or consultants to acquire 1,161,000 and 700,000 common shares at a price of $0.10 per share, exercisable five and two years respectively from the date of the grant. In addition, the Company concluded a stock option agreement with a consultant to acquire 400,000 common shares at a price of $0.10per share, exercisable two years from the date of the grant.

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

6.	Share Capital (Cont’d)

	d)	Share Purchase Warrants

As at December 31, 2002 the Company has the following share purchase warrants outstanding:

		(Audited)
Exercise		Balance				Balance
Price Per	Expiry	June 30,			Expired/	Dec. 31,
Share	Date	2002	Issued	Exercised	Cancelled	2002
$0.10 Yr. 1
$0.15 Yr. 2	June 8, 2003	4,000,000	-	-	-	4,000,000
$0.15 Yr. 1
$0.20 Yr. 2	June 25, 2004	1,000,000	-	-	-	1,000,000
$0.10 Yr. 1
$0.15 Yr. 2	Oct. 15, 2004	-	1,285,530	-	-	1,285,530

		5,000,000	1,285,530	-	-	6,285,530

e)	Subsequent Issuances

	•	99,510 common shares were issued at $0.10 per share on the exercise of 99,510 share purchase warrants which had an expiry date of October 15, 2004.

•
The Company has arranged a non-brokered private placement to raise $150,000 at $0.10 per unit. Each of the 1,500,000 units will consist of one common share and one share purchase warrant. The share purchase warrants will be exercisable for two years for one common share at $0.10 per share in the first year and $0.15 in the second year. All the securities issued pursuant to the foregoing will be subject to a four month hold period. The private placement is subject to regulatory consent.

•
The Company has arranged a second non-brokered private placement to raise a further $100,000 at $0.10 per unit. Each of the 1,000,000 units in the second private placement will consist of one common share and one share purchase warrant. The share purchase warrants will be exercisable for two years for one common share at $0.12 per share during the two-year period. All the securities issued pursuant to the foregoing will be subject to a four month hold period. The private placement is subject to regulatory consent.

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

7.	Related Party Transactions

The following related party transactions occurred during the periods ended December 31, 2002 and 2001:

		Three	Three	Six	Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2002	2001	2002	2001
	Geological and consulting fees paid
	or accrued to directors of the
	Company	$45,000	$36,000	$92,000	$79,975

	Management fees paid or accrued to
	a director of the Company	7,500	7,500	15,000	15,000

	Professional fees paid or accrued to
	a legal firm whose partner is an
	officer of the Company	325	-	325	175

8.	Commitments

On July 1, 1999, the Company entered into a two year management services and consulting agreement with a director of the Company. The remuneration payable shall be $2,500 per month for management services plus $100 per hour for any time in excess of 25 hours per month for providing geological, financial, or other technical consulting services to the Company. Pursuant to amending agreements, this agreement was extended to July 1, 2004. All other terms and provisions of the agreement remain the same.

During the year ended June 30, 2002 the Company was granted an exclusive three year option by the Government of Tunisia on two operating zinc mines and mills in the country of Tunisia. To exercise the option, the Company must spend $500,000 evaluating each operation to determine what level of production is required to achieve profitability and adequate return on investment.

Subsequent to December 31, 2002, the Company has engaged a firm to provide financial, investor relations, and media consulting services to the Company at the rate of $7,500 per month. This agreement is for a period of one year, and is renewable by mutual consent.

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

9.	Income Taxes

No provision for recovery of income taxes was made in 2002 because of the uncertainty as to the utilization of the losses for income tax purposes. The Company has accumulated losses for tax purposes of approximately $1,423,924 (June 30, 2002 - $1,330,641) which expire in various years to 2010 as follows:

2003	$64,564
2004	161,382
2005	122,005
2006	149,113
2007	301,451
2008	318,433
2009	213,693
2010	93,283

$1,423,924

In addition, the Company has capital losses available to offset capital gains in future years in the amount of $158,073 (June 30, 2002 - $161,153). The Company has undeducted resource exploration and development expenditures of $2,217,629 (June 30, 2002 - $2,058,717) available to be claimed against taxable income in future years. These expenses have no expiration date. Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2001	2002	2001
Net loss before income taxes	$(34,387)	$(49,271)	$(75,151)	$(95,929)
Tax rate	39.62%	39.62%	39.62%	39.62%

Calculated income tax recovery	(13,624)	(19,521)	(29,775)	(38,007)
Increase in valuation allowance	13,624	19,521	29,775	38,007

Income tax expense	$-	$-	$-	$-

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

9.	Income Taxes (Cont’d)

			(Audited)
		Dec. 31,	June 30,
		2002	2002
	Future income tax assets
	Temporary differences in assets	$411,383	$412,256
	Non-capital loss carry forwards	564,158	526,934

		975,541	939,190
	Valuation allowance for future income tax assets	(975,541)	(939,190)

		$-	$-

10.	Segmented Information

			(Audited)
		Dec. 31,	June 30,
		2002	2002
	Assets by geographic segment:
	Canada	$251,298	$398,351
	Tunisia	1,086,810	929,728

		$1,338,108	$1,328,079

11.	Subsequent Events

Subsequent to December 31, 2002, the Company announced that it has entered into an agreement to acquire a 50% participating interest in the Front Range Gold Project. The Front Range Gold Project consists of 200 Patented and Unpatented mineral claims located in Boulder County Colorado. The claims encompass an area of approximately 600 acres that include over a dozen past and producing mines along with a number of other known mineral veins or extensions of past producing veins. The property has a 50 to 100tpd mill that is fully permitted and ready to operate.

In order to maintain its 50% participating interest in this Joint Venture, the Company shall:

	•	Issue 1,500,000 common shares to the vendors within five business days following the acceptance of this agreement by the TSX.

	•	Make the following US dollar cash payments to the vendors:
		1.	$30,000/year on or before June 1, 2003 through 2007
		2.	$60,000/year on or before June 1, 2008 through 2012
		3.	$90,000/year on or before June 1, 2013 through 2018
		4.	$100,000/year on or before June 1, 2019 and every year thereafter.

    CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

11.	Subsequent Events (Cont’d)

•
In addition to the above payments, the Company shall make an annual deposit of US$10,000 to an escrow account for the purposes of creating a fund to satisfy any reclamation or bonding requirements of the State of Colorado. The Company shall continue to make annual deposits of US$10,000 to the escrow account until such time as the principal amount of the escrow account is equal to at least 150% of the amount required by the laws, rules, regulations or orders of the State of Colorado. The principal amount of the escrow account shall only be released from escrow with the consent of all parties to the agreement.

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of :		Schedule A
	X	Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER:	Consolidated Global Minerals Ltd.

ISSUER ADDRESS:	#1280 - 625 Howe Street
Vancouver, B.C. V6C 2T6

ISSUER PHONE NUMBER:	(604) 632-0085

ISSUER FAX NUMBER:	(604) 684-7377

CONTACT PERSON:	George W. Heard

CONTACT POSITION:	Director

CONTACT TELEPHONE NUMBER:	(604) 632-0085

CONTACT E-MAIL ADDRESS:	info@cgminerals.com

WEB SITE ADDRESS:	www.cgminerals.com

FOR QUARTER ENDED:	December 31, 2002

DATE OF REPORT(YY/MM/DD):	03/03/03

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

George W. Heard	/s/ GEORGE W. HEARD	03/03/03
DIRECTOR’S NAME	SIGN(TYPED)	DATE SIGNED (YY/MM/DD)

Stuart J. Tennant	/s/ STUART J. TENNANT	03/03/03
DIRECTOR’S NAME	SIGN(TYPED)	DATE SIGNED (YY/MM/DD)

(Signatures should be entered in TYPED from in quotations)

CONSOLIDATED GLOBAL MINERAI.S LTD.
SCHEDULE B
QUARTERLY REPORT December 31, 2002

2. Related party Transactions

Aggregate payments and accruals to related parties for the current fiscal year to date:

Geological consulting fees paid or accrued to directors of the Company	$92,000

Management fees paid to a director of the Company	$15,000

Professional fees paid or accrued to a legal firm whose partner
is an officer of the Company	$325

3.	(a)	Summary of securities issued during the period September 30,2002 to December 31,2002:

•	800,000 common shares were issued at $0.11 per share in settlement of the coal license purchase obligation

•
2,461,370 common shares at $0.10 per share and 1,285,530 non-transferable share purchase warrants were issued to settle Company debts in the amount of $246,137. Each share purchase warrant entitles the holder to purchase one further common share of the Company at the price of $0.10 per share during the first year, and at $0.15 per share during the second year.

	(b)	Summary of options granted during the period September 30, 2002 to December 31, 2002:

Nil

4.	Summary of securities as at December 31, 2002:

	(a)	The authorized capital of the Company consists of an unlimited number of common and preferred shares without par value.
	(b)	Issued and outstanding: 20,997,680 common shares for $4,273,547.

CONSOLIDATED GLOBAL MINERAI.S LTD.
SCHEDULE B
QUARTERLY REPORT December 31, 2002

4.	Summary of securities as at December 31 ,2002

	(c)	Stock options outstanding as at December 31, 2002:

•	410,000 options to directors and officers at an exercise price of $0.10 per share, expiring on June 4,2004.

•	490,000 options to directors and officers at an exercise price of $0.10 per share, expiring on June 19, 2006.

•	250,000 options to ta director at an exercise price of $0.10 per share, expiring on September 19, 2007

Share purchase warrants outstanding as at December 31, 2002:

•	4,000,000 Share purchase warrants entitling the holder to purchase one common share of the Company at the price of $0.15 per share to June 8, 2003.

•	1,000,000 Share purchase warrants entitling the holder to purchase one common share of the Company at the price of $0.15 per share to June 25, 2003 and $0.20 per share to June 25, 2004.

•	1,285,530 Share purchase warrants entitling the holder to purchase one common share of the Company at a price of $0.10 per share to October, 2003 and $0.15 per share to October 15, 2004.

Special warrants outstanding as at December 31, 2002: None

(d) Shares subject to escrow or pooling agreements as at December 31, 2002: None

5.	List of directors and officers as at February 28, 2002:

DIRECTORS	OFFICE HELD

GEORGE W. HEARD	PRESIDENT/CEO/CFO
STUART J. TENNANT	NONE
CHESTER SHYNKARYK	NONE

NON-DIRECTOR
DONALD M. BOYKIW	SECRETARY

Consolidated Global Minerals Ltd.
December 31, 2002 – Schedule C

Prelude Lake

The option payment due November 30, 2002 from La Salle Resources to the Company was not made. The option agreement between La Salle Resources and the Company has been terminatd. The Company is evaluating other joint venture partners to explo re and develop this diamond project.

Tuya 1 and Tuya 2 Coal Licenses

On December 11, 2002 the Company received the receipt of the annual renewal for its Tuya Coal field licenses.

The British Columbia Government estimates the Tuya Coal Basin to contain 600 million tonnes of high volatile B bituminous coal. The Company’s coal leases cover approximately one-third of the basin. The coal has an estimated Calorific Value of 9,680 BTU/lb with Sulfur <1% that makes the coal suitable for boiler fuel for cement making, power generation and as a heat source in the direct reduction of steel.

The basin is also estimated to contain up to 40 billion cubic feet of coal bed methane. (source: British Columbia Ministry of Energy and Mines Geo File 2000-7)

Management will be seeking joint venture partners to advance the coal and methane producing potential of the basin.

Tunisian Lead/Zinc Properties

During February the renewals for Fej El Hadoum, Kef ElAdhamma and Ain Jemmala exploration permits were received the Company’s exploration permits are now in good standing for another three years.

Continued low zinc prices have dimmed near term investor and joint venture partneres’ interest in the Company’s assets. However, fruitful discussions continue on the development of the project with several major mid-tier zinc producers.

Dome Claims. Redlake Mining District, North Western Ontario

The Company’s joint vnture partner Aquiline Resources are currently out for bids on a geophysical contract. It is anticipated that the contract reward and work will be completed during March 2003. If the geophysical results are positive, the next step will require exploration drilling on the targets. This phase is currently planned for April 2003.

The Red Lake district has been and still is one of Canada’s most prolific gold producing areas. Production to date has totalled more than 18,500,000 ounces from 17 current and past producing mines. Major past producers include the Madsen Mine (2,416,609 oz. Au), Cochenour-Williams (1,244,279 oz. Au), MacKenzie Red Lake (651,156 oz. Au) and Howey Gold Mines (421,592 oz. Au). Current producers include Goldcorp (4,000,000 oz. Au) and Campell Red Lake (>10,000,000 oz. Au). Goldcorp’s Red Lake Mine hosts one of the richest gold deposits in the world with current reserves totalling roughly 3,200,000 ounces at an average grade of 1.34 oz. Au/t.

Consolidated Global Minerals Ltd.
December 31, 2002 – Schedule C

Front Range Gold – Joint Venture

The Front Range Gold Project consists of 200 Patented and Unpatented mineral claims located in Boulder County Colorado. The claims encompass an area of approxiamately 600 acres that include over a dozen past and producing mines along with a number of other known mineral veins or extensions of past producing veins.

The property has a 50 to 100tpd mill that is fully permitted and ready to operate.

In order to maintain its 50% participating interest on this Joint Venture, the Company shall:

•	issue 1,500,000 common shares in its capital stock to the Property Owners within five business days following the acceptance of this Agreement by the TSX Venture Exchange;
•	make the following USDollar cash payments to the Property owners:
	1.	$30,000/year on or before June 1, 2003 through 2007
	2.	$60,000/year on or before June 1, 2008 through 2012
	3.	$90,000/year on or before June 1, 2013 through 2018
	4.	$100,000/year on or before June 1, 2019 and every year therafter
•
in additon to the above payments the Company shall make an annual deposit of US$10,000 to an escrow account for the purposes of creating a fund to satisfy any reclamation or bonding requirements of the State of Colorado. The Company shall continue to make annual deposits of US$10,000 to the escrow account until such time as the principal amount of the escrow account is equal to at least 150% of the amount required by the laws, rules regulations or orders of the State of Colorado. The principal amount of the escrow account shall only be released from escrow with the consent of all parties to the agreement.

Based upon historical production, geology and prior engineering studies supplied to the Company, it is management’s opinion that the project has the potential to produce 35,000 ounces of gold and 250,000 ounces of silver per year. The capital investment required to start production is estimated to be in the order of US$2.0million.

The Company’s Management have been reviewing past mine production records of the Gold Hill Mining Camp. A summary of the recovered grades for the years 1904 – 1915 are as follows:

	Summary of Recovered G rades
	Gold Hill Mining Camp 1904 - 1915
Year	Oz/Ton Gold	Oz/Ton Silver
1904	1.87	2.79
1905	1.37	10.72
1906	1.38	5.05
1907	2.22	4.72
1908	0.55	2.35
1909	1.82	8.99
1910	0.40	1.49
1911	0.37	2.33
1912	0.44	2.87
1913	0.70	3.89
1914	0.69	2.40
1915	1.07	4.33

Source: U.S. Bureau of Mines, Denver, Colorado

Consolidated Global Minerals Ltd.
December 31, 2002 – Schedule C

The Cash Mine, where the Company plans to begin production, after raising the necessary financing, averaged 1.69 ounces of gold and 19.57 ounces of silver per ton for the years 1949 and 1950. The sources of the grades are from smelter records provided to the Company by the mine owners. The last year of production was 1950.The Front Range Gold Project consists of 200 patented and unpatented mineral claims. The current mine plan calls for an adit to access the Cash vein and six other past producing veins. In, addition the Company is currently looking to add an additional 50 to 100 TPD capacity to the existing mill.

Investor Relations Appointment

During the most recent fiscal year and to date the Company had no investor relations contracts. On February 4, 2003, the Company announced that the Company has engaged I.R. Unlimited Services Corp. of Kamloops, British Columbia, to provide financial, investor relations and media consulting services to the Company. Cindy Bray is the president of that company and will be primarily responsible for providing the services to the Company which will include liaising with and familiarizing institutional investors and newsletter writers with the Company and its gold projects. The agreement is for a period of one year and is renewable by mutual consent. Remuneration is $7,500 per month. In addition, the Company has granted Ms. Bray an option to purchase 400,000 shares of the Company at a price of $0.10 CDN for a period of two years. Neither I.R. Unlimited Services Corp. or any of its principals have any direct or indirect ownership in the securities of the Company, although they may acquire securities of the Company in the future. This matter is subject to regulatory acceptance.

Options Granted

On February 5, 2003 the Company announce that it has granted 1,861,000 incentive stock options to certain employees, directors and/or consultants at a price of $0.10 per share. 1,161,000 of the incentive stock options are exercisable for a period of five years and 700,000 are exercisable for a period of two years. The granting of these incentive stock options is subject to the approval of the TSX Venture Exchange.

Private Placements

On February 6, 2003 the Company announced a non-brokered private placement to raise $150,000 at $0.10 per unit. Each of the 1,500,000 units will consist of one common share and one warrant. The warrants will be exercisable for two years for one common share at $0.10 per share in the first year and $0.15 in the second year. The proceeds of the unit offering will be used to continue the exploration plans of the Company’s properties and for general corporate purposes. All the securities issued pursuant to the foregoing will be subject to a four-month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

On February 14, 2003 the Company announced a second non-brokered private placement to raise a further $100,000 at $0.10 per unit. Each of the 1,000,000 units in the second Private Placement will consist of one common share and one warrant. The warrants will be exercisable for two years for one common share at $0.12 per sha re during the two-year period.

The proceeds of the unit offerings totaling $250,000 will be used to continue the exploration plans of the Company’s properties and for general corporate purposes. All the securities issued pursuant to the foregoing will be subject to a four month hold period. The private placement is subject to the approval of the TSX Venture Exchange.